Exhibit 4.3

DATED 7 OCTOBER 2025

Deed of variation of contract

between

FERROGLOBE PLC

and

JAVIER LÓPEZ MADRID

CONTENTS

CLAUSE

1.	Terms defined in the Agreement	2
2.	Variation	3
3.	Governing law	8
4.	Jurisdiction	8

SCHEDULE

Schedule 1	Service Agreement	9

This deed is dated 7 October 2025

Parties

(1)

FERROGLOBE PLC incorporated and registered in England and Wales with company number 09425113 whose registered office is at The Scalpel, 18th Floor, 52 Lime Street, London, United Kingdom, EC3M 7AF (the Company)

(2)	JAVIER LÓPEZ MADRID with correspondence address at 25 Cadogan Lane, London, United Kingdom, SW1X 9DR (the Executive)

BACKGROUND

(A)	The Company & the Executive (the Parties) signed a service agreement dated June 21st, 2016 (Service Agreement), a copy of which is attached as Schedule 1 to this deed.
(B)

That Parties are fully aware that (i) the position held by the Executive within the Company’s structure is based on a mutual and reciprocal trust and (ii) that any relevant change of the shareholders may negatively impact or even destroy that trust and accordingly, by mutual consent, the Parties have agreed to amend Clauses 16 & 17 of the Service Agreement dealing with termination.

(C)	The Parties therefore wish to amend the Service Agreement as set out in this deed with effect from the date of this deed (Variation Date).

Agreed terms

1.	Terms defined in the Service Agreement
1.1	In this deed, expressions defined in the Service Agreement and used in this deed have the meaning set out in the Service Agreement unless otherwise defined.
1.2	The definitions in this clause 1.2 apply in this Deed of Variation.

Change in Control (CiC): a change in control of the company occurs

a)

If there is a change in the ownership of Ferroglobe PLC, which results in the Villar Mir family owning, directly or indirectly, less than 25% of the total voting power of all capital stock of the Company that is normally entitled to vote in the election of directors and, at the same time, a third person, natural or legal, acquires an interest equal to or greater than 25% of the total voting power of all capital stock of the Company that is normally entitled to vote in the election of directors, or,

b)	If the shareholders of Ferroglobe PLC, take the decision to dissolve or liquidate Ferroglobe PLC.
c)

If there is a sale, lease, transfer, assignment or other disposition (other than by merger, consolidation or other business combination transaction), in one or a series of related transactions, of all or a substantial part the assets of Ferroglobe PLC as a whole to a person, other than a Restricted Subsidiary or a company within the Villar Mir Group.

Target short-term incentive: the compensation the Executive would be entitled to perceive as if all performance conditions have been achieved at target level (i.e., 100% of target), regardless of whether the performance is above threshold or below maximum. This definition should be interpreted and applied in accordance with the current compensation policies.

2.	Variation
2.1	With effect from the Variation Date, the parties agree to the following amendments to the Agreement:

a)	Clause 16 amended:

Clause 16 is amended to read as follows:

16. TERMINATION

16.1. The Executive’s voluntary resignation shall require a notice period of six months.  In the event of resignation, the Executive will not be entitled to receive any severance payment unless in the event of a Resignation for Good Reasons as defined in Clause 17.1. In the event the Executive fails to provide the stipulated notice, the Executive agrees to pay the Company compensation in an amount equal to one day of salary per day of notice period omitted. The Executive expressly agrees and accepts that the Company may deduct the said compensation from his final liquidation payment.

16.2 In the event that the Company terminates the Executive's Service Agreement for the reasons set forth in clause 16.4 below or if the Executive decides to resign his position (Bad Leaver Events), the Executive shall not be entitled to receive any severance payment and the rights related to long-term incentives pending accrual shall not apply to the Executive.

16.3 In the event of the Company terminating the Executive’s Service Agreement without Cause or the Executive resigning for Good Reasons as defined below in clause 17.1 (such terminations without Cause and resignations for Good Reasons being collectively referred to herein as Good Leaver Events) the Executive shall be entitled to:

(a.)

A severance payment equal to 200% of his base salary.

(b.)

Maintenance by the Company during the twelve months following the termination of the Employment Agreement any and all medical and life insurance policies that may have been subscribed by the Company in favor of the Executive.

(c.)

An outplacement program with a specialized first level company up to 50.000 dollars.

(d.)

To be considered a “Good Leaver” under any Long-Term Incentives (“LTI”) that have been granted during the employment relationship in accordance with the terms and conditions set forth in the Equity Incentive Plan 2016 or Equity Incentive Plan 2025, as applicable, as well as any terms specific to each LTI grant

The severance compensation referred to in the preceding paragraph includes and absorbs the compensation and any kind of notice period to which the Executive may be entitled, which should therefore not be added thereto.

Any outstanding Long-Term Incentive (“LTI”) granted to the Executive will be subjected to accelerated vesting.

16.4 The Company may terminate the Service Agreement immediately and with no liability to make any further payment to the Executive (other than in respect of amounts accrued due at the date of termination) for Cause.

Cause means if the Executive:

(a.)

Commits any repeated breach (provided that the Company has notified the Executive of such breach and if capable of cure, the breach has not been cured within 30 days following receipt of the notice) or any serious breach of any of his obligations under this Agreement or his Employment.

(b.)

Provides materially false or misleading information about himself or his previous employment history or omits to divulge material factors relevant to his suitability for the Employment.

(c.)

Is guilty of serious misconduct which, in the Boards’s reasonable opinion, has damaged or may damage the business or affairs of the Company or any other Group Company.

(d.)

Is guilty of conduct which, in the Board’s reasonable opinion, brings or is likely to bring himself, the Company or any other Group Company into disrepute.

(e.)

Is charged with a criminal offence (other than a road traffic offence not subject to a custodial sentence).

(f.)

Is disqualified from acting as a director of a company by order of a competent court.

(g.)

Is declared bankrupt or makes any arrangement with or for the benefit of his creditors, has an interim order made against him under Part VIII of the Insolvency Act or has an administration order made against him under the County Courts Act 1984 or

(h.)

Resigns his directorship of the Company or any Group Company (other than at the explicit request of the Board).

This clause shall not restrict any other right the Company may have (whether at common law or otherwise) to terminate the Employment summarily).

Any delay by the Company in exercising its rights under this clause shall not constitute a waiver of those rights.

16.5 In the event there is a Change in Control (“CiC”) of the Company as defined in 1.2 below, and the Executive’s Service Agreement is severed for any of the Good Leaver Events described in clause 16.3 above within 12 months following the CiC, the Executive shall be entitled to:

(a.)

A severance payment equals to 300% of his base salary.

(b.)

The full value of the current year’s Short-Term Incentive (STI) award, calculated as if all performance conditions have been achieved at target level (i.e., 100% of target), regardless of whether the performance is above threshold or below maximum.

(c.)

Maintenance by the Company during the twelve months following the termination of the Employment Agreement any and all medical and life insurance policies that may have been subscribed by the Company in favor of the Executive.

(d.)

An outplacement program with a specialized first level company up to 50.000 dollars.

(e.)

To be considered a “Good Leaver” under any Long-Term Incentives (“LTI”) that have been granted during the service relationship in accordance with the terms and conditions set forth in the Equity Incentive Plan 2016 or Equity Incentive Plan 2025, as applicable, as well as any terms specific to each LTI grant.

The severance compensation referred to in the preceding paragraph includes and absorbs the compensation and any kind of notice period to which the Executive may be entitled, which should therefore not be added thereto.

In this event of a CiC Termination any outstanding Long-Term Incentive (LTI) granted to the Executive will be subjected to accelerated vesting.

The parties expressly agree that any of the CiC scenarios included in 1.2.c) above, will be considered an automatic CiC trigger. In any of these cases, the Executive will be entitled to terminate the labour relationship with all the rights included in clause 16.5.

The Parties expressly agree that neither the succession of the Company nor the change in the shareholding structure of the Company, due to internal operations within the Group that do not alter the participation and degree of control of the Villar Mir family, shall be considered a valid cause for the termination of the Contract by the Executive, and shall not entitle the Executive to any of the compensations listed above.

16.6 On termination of the Employment for whatever reason (and whether in breach of contract or otherwise) the Executive will:

(f.)

Immediately deliver to the Company all books, documents, papers, computer records, computer data, credit cards, and any other property relating to the business of or belonging to the Company or any other Group Company which is in his possession or under his control. The Executive is not entitled to retain copies or reproductions of any documents, papers or computer records relating to the business of or belonging to the Company or any other Group Company.

(g.)

Immediately resign from any office he holds with the Company or any other Group Company (and from any related trusteeships) without any compensation for loss of office. Should the Executive fail to do so he hereby irrevocably authorizes the Company to appoint some person in his name and on his behalf to sign any documents and do anything to give effect to his resignation from office, and

(h.)

Immediately pay to the Company or, as the case may be, any other Group Company all outstanding loans or other amounts due or owed to the Company or any Group Company. The Executive confirms that, should he fail to do so, the Company is to be treated as authorized to deduct from any amounts due ot owed to the Executive by the Company (or any Group Company) a sum equal to such amounts.

16.7 The Executive will not at any time after termination of the Service Agreement represent himself as being in any way concerned with or interested in the business of, or employed by, the Company or any other Group Company.

16.8 Any long-term incentive awards, including deferred bonus awards, held by the Executive under the Company’s long-term incentive plan on the Termination Date will be treated in accordance with the applicable rules of the plan notwithstanding the consideration set forth in clause 16.3 or 16.5.

b)	Clause 17 amended

Clause 17 is amended to read as follows:

“17. RESIGNATION BY THE EXECUTIVE FOR GOOD REASONS

17.1 The Executive may resign from the Employment due to any material and adverse change in the Executive’s employment conditions, duties, or status, including but not limited to the following situations:

(a.)

A material breach by the Company of any term of this Agreement provided that the Executive has notified the Company in writing within 60 days of becoming aware of the condition and the Company has not remedied the situation within 30 days of receiving such notice

(b.)

A material reduction in the Executive’s overall compensation or benefits, unless such a reduction is part of a broad-based change affecting executives at a similar level across the Company.

(c.)

A substantial and involuntary change in the Executive’s roles, responsibilities, reporting line, or primary work location, such that the position is no longer reasonably commensurate with the Executive’s experience, seniority, or original role under this Agreement. This shall include, but is not limited to, any reassignment or reduction of responsibilities following a merger, acquisition, or internal restructuring that results in a diminished strategic role or scope of authority (e.g., from global to regional responsibility), regardless of whether compensation remains the same or increases.

(d.)

A situation in which serious personal or family circumstances (such as serious illness, injury or disability, caregiving responsibilities, or other compelling reasons) reasonably prevent the Executive from continuing in the role and the Company is unable to provide reasonable accommodation.

(e.)

Any relocation of the Company’s headquarters or the Executive’s primary place of work outside of the metropolitan area of Madrid, unless otherwise agreed by the Executive.

(f.)

Any other situation which, in the reasonable judgment of the Executive and subject to review by the Board, renders continued employment materially inappropriate or inconsistent with the Executive’s agreed role.”

2.2	Except as set out in clause 2.1, the Agreement will continue in full force and effect.
2.3	To the extent of any conflict between the terms of the Agreement and this deed, the terms of this deed will prevail.

3.	Governing law
3.1.

This deed and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation is governed by and will be interpreted in accordance with the law of England and Wales.

4.	Jurisdiction
4.1

Each party irrevocably agrees that the courts of England and Wales will have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with this deed or its subject matter or formation.

This document has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

Schedule 1Agreement

SIGNED as a DEED and DELIVERED by JAVIER LÓPEZ MADRID	) ) )	/s/ Javier López Madrid

In the presence of
Name: Thomas Wiesner	)	/s/ Thomas Wiesner
Address: Paseo de la Castellana 259D, 28046 Madrid, Spain	)

SIGNED for and on behalf of FERROGLOBE PLC	) )	/s/ Marco Levi